Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
VIA EDGAR AND FEDERAL EXPRESS
March 18, 2011

Sanofi-aventis

Form 20-F for the fiscal year ended December 31, 2009

Filed March 12, 2010

File No. 001-31368

We are responding to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that was conveyed to us on March 10, 2011 with respect to the filing referenced above.

For the Staff’s convenience, the text of the Staff’s comment letter is set forth below in bold followed by the response.

Pharmaceutical Products

Clinical portfolio, page 42

We acknowledge your response to our comment one and your assertion that no project in your portfolio accounts for 5 % or more of the research and development expense for the year ended December 31, 2009. You therefore believe that disclosing the breakdown of costs incurred in the various distinct fields or projects is not meaningful to investors. We also acknowledge your disclosure of research and development expense by pharmaceuticals and vaccines segment in your 2010 Form-20 F. However, since research and development is a significant expense and since the product pipeline is generally a significant component of the value of a pharmaceutical company, we believe information regarding how research and development activities are managed and the expenses incurred are material to investors. Please provide us proposed disclosures to be included in future filings that provide greater insight into your research and development activities. At a minimum, please address the following additional comments :

☐    Please disclose the composition of total research and development expense shown in the financial statements for each period presented. In this regard, please provide a breakdown of these costs that best conforms to how you manage your research and development activities. For example, we believe distinguishing between preclinical and clinical development categories and further by late stage, such as phase III development categories, along with providing the number of projects in each category may help provide information necessary to understand the pipeline and trends. To the extent that management has information available by therapeutic class or by various distinct fields (i.e. metabolic disorders, oncology, cardiovascular, thrombosis, central nervous system, internal medicine, ophthalmology and vaccines), we believe that further enhances the understanding of the research and development expenses and trends.

☐    If based on known events, trends, demand, commitments or uncertainties, future research and development expenses or the mix of research and development expenses is reasonably likely to differ from current trends, please disclose the reasons for the expected changes and the related amounts. If an estimate of the amounts cannot be made, please disclose this uncertainty.

☐    Please revise your disclosure of projects that are in late stages of development in your Business Overview discussion in your 2010 Form 20-F to :

-         Not only list the current phase of development of the projects, but also list the month and year it entered that phase ;

-         Indicate the significant patents associated with the projects and their expiration dates;

-         Disclose significant developments of the project during the period such as significant milestones, filing for regulatory approval, approval and other responses from regulatory agencies; suspension or termination and their reasons;

-         Disclose future milestones that can be reliably determines, such as completion of a development phase, date of filing and NDA with a regulatory agency, or approval from a regulatory agency. If the extent and timing of these future events cannot be reliably determined, disclose the facts and circumstances that prevent their determination.

Response:

We note the Staff’s request for future disclosures providing additional insight into the activities making up the “research and development” line item. Below, we set out a proposed disclosure for future filings that we believe is responsive to your request. The sections modified to include revised disclosures have been underlined in the text hereafter.

Portfolio

During 2010, R&D followed up the rigorous and comprehensive portfolio review initiated in 2009. Projects were assessed using seven key criteria which allow management to rapidly understand how the portfolio performs in terms of innovation, unmet medical needs, risk and value. They can be summarized as follows:

•	science: level of innovation, level of safety, quality and reliability of the scientific data;

•	pharmacovigilance: assessment of the benefit/risk ratio for products (i.e., the clinical benefit versus the potential side effects).

•	execution: likelihood of development and manufacturing success;

•	market: existence of a market, positioning within this market, and our place in the market;

•	reimbursement: likelihood of achieving the desired price and reimbursement based on the health authorities positioning and sanofi-aventis competencies;

•	regulatory/legal: dealing with the environment around the project, patent status, regulatory guidelines; and

•	financial: predicted return on investment for the project.

A “Portfolio Management & Reporting Group” provides permanent support to the new operating structures in management, reporting, and other processes. Complete R&D pipeline reviews will be conducted regularly.

At the end of 2010, the current clinical portfolio is the result of decisions taken during these reviews, plus compounds entering the portfolio from the discovery phase or from third parties through acquisition, collaboration or alliances. We have adopted a network-based organization, open to external opportunities, to enable our R&D to be more creative and make the most of both in-house and external innovation. In February 2011, out of 55 products in clinical development or registration, 35 (or 64%) originate from external R&D. Employee year-end headcount in the research and development functions generally reflects this trend to greater externalization, and amounted to 16,983 for 2010 compared to 19,132 for 2009 and 18,976 for 2008 (in each case excluding Merial).

As described at “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — We may fail to adequately renew our product portfolio whether through our own research and development or through acquisitions and strategic alliances.” our product development efforts are subject to the risks and uncertainties inherent in any new product development program.

The clinical portfolio for new medical entities can be summarized as follows:

	Phase I	Phase II	Phase III
Diabetes	SAR101099	SAR260093 SAR236553	Lixisenatide
Oncology	SAR3419 SAR103168 SAR153192 SAR245409 (XL765) SAR302503 (TG101348) SAR566658 SAR650984	SAR245408 (XL147) SAR256212 (MM-121)	aflibercept ombrabulin (AVE8062) SAR240550 (BSI-201)
Ophthalomology	RetinoStat®	FOV1101 FOV2302 FOV2304
TSU Aging	SAR110894 SAR113945 SAR114137 SAR152954 SAR292833
TSU Fibrosis & Wound Repair	SAR100842 SAR302532
TSU Infectious Diseases	SAR97276 SAR279356	ferroquine

	Phase I	Phase II	Phase III
TSU Immuno-Inflammation	SAR231893	SAR153191
DPUs	SAR104772 SAR411298	SSR125543 celivarone	semuloparin otamixaban teriflunomide

Phase I studies are the first studies performed in humans, in healthy volunteers. Their main objective is to assess the tolerability, the pharmacokinetic profile and where possible the pharmacodynamic profiles of the new drug.

Phase II studies are early controlled studies in a limited number of patients under closely monitored conditions to show efficacy and short-term safety and to determine the dose and regimen for Phase III studies.

Phase III studies have the primary objective of demonstrating or confirming the therapeutic benefit and the safety of the new drug, in the intended indication and population. They are made to provide an adequate basis for registration.

The Phase II & III compounds are described in the section “— Pharmaceutical Products — Main Pharmaceutical Products” above. A table summarizing selected key facts concerning our late stage experimental pharmaceutical products follows. The remainder of this section focuses on Phase I compounds entries, and lists projects that were terminated in 2010.

Expenditures on research and development amounted to 4,401 million euros in 2010, of which 3,884 million euros in the pharmaceutical sector and the remainder (517 million euros) in Human Vaccines. Research and development expenditures were the equivalent of about 14.5% of net sales in 2010, compared to about 15.6% in 2009 and 16.6% in 2008. The discontinuation of a number of projects (see infra) contributed to the reduction in 2009 and 2010 and going forward the level of expenditure can be expected to continue to vary as a reflection of the number of products in late stage development among other factors. Pre clinical research amounted to € [    ] billion, or about X% of the total research and development expenditures in 2010, compared to €[    ] billion in 2009 and €[    ] billion in 2008. Of the remaining €[    ] billion relating to clinical development (€[    ] billion in 2009 and €[    ] billion in 2008), the largest portion was generated by Phase III or post marketing studies, reflecting the cost of monitoring large scale clinical trials.

For each of our current late stage (Phase III) compounds in the Pharmaceutical segment, we set out below the date at which this compound entered into Phase III development, information concerning any compound patent in the principal markets for innovative pharmaceutical products (the United States, European Union and Japan) as well as comments regarding significant future milestones that are reasonably determinable at this date. Because the timing of such milestones typically depends on a number of factors outside of our control (such as the time to validate study protocols, recruit subjects, the speed with which endpoints are realized, as well as the substantial time taken by regulatory review) it is frequently not possible to provide such estimates, and any such estimates as are given should be understood to be indicative only.

Phase III	Entry into phase III[1]	Compound Patent Term[2]			Comments
	(month/year)	U.S.	E.U.	Japan
Lixisenatide	May 2008[3]	2020	2020	2020	Further GETGOAL Phase III trial results expected in 2011
aflibercept	July 2006	2021	2020	2020[4]	2nd line lung cancer (VITAL), 2nd line colorectal cancer (VELOUR) Phase III results and 1st line prostate cancer Phase III interim results expected to be presented in 2011
ombrabulin (AVE8062)	June 2008	2016	2016	2016	Sarcoma Phase III results expected to be presented in 2011
SAR240550 (BSI-201)	June 2009	2013	2014	N/A	Following publication of Phase III results in January 2011, discussions with health authorities. Clinical development program in breast, lung and other cancers continues
semuloparin	May 2008	2023[3]	2023[3]	2023[3]	Phase III results expected to be presented in 2011.
otamixaban	April 2010	2016	2016	2016	phase III study on-going and should be completed mid-2012
teriflunomide	September 2004	2014	N/A	N/A	Relapsing Multiple Sclerosis - TENERE & TOWER Phase III studies underway

1 First entry into Phase III in any indication.

2 Subject to any future supplementary protection certificates and patent term extensions.

3 Development of lixisenatide as stand alone entity. A program evaluating the benefit of a combination of lixisenatide / Lantus® is currently in Phase I.

4 Application pending.

With respect to the compound patent information set out above, investors should bear the following additional factors in mind.

•

The listed compound patent expiration dates do not reflect possible extensions of up to five years available in the United States, the European Union, and Japan for pharmaceutical products. See “—Patents, Intellectual Property and Other Rights—Patent Protection” for a description of supplementary protection certificates and patent term extensions.

•

Depending on the circumstances surrounding any final regulatory approval of the compound, there may be other listed patents or patent applications pending that could have relevance to the product as finally approved; the relevance of any such application would depend upon the claims that ultimately may be granted and the nature of the final regulatory approval of the product.

•

Regulatory exclusivity tied to the protection of clinical data is complementary to patent protection, and in many cases may provide more efficacious or longer lasting marketing exclusivity than a compound’s patent estate. See “—Patents, Intellectual Property and Other Rights—Regulatory Exclusivity” for additional information. In the United States the data protection generally runs 5 years from first marketing approval of a new chemical entity extended to 7 years for an orphan drug indication (e.g., alvocidib), 12 years from first marketing approval of a biological product (e.g., aflibercept). In the European Union and Japan the corresponding data protection periods are generally 10 years and 8 years, respectively.

The Company acknowledges that, if, in connection with the preparation of future periodic filings, it believes that, based on known events, trends, demand, commitments or uncertainties, future research and development expenses or the mix of research and development expenses is reasonably likely to differ materially from current trends, the Company will provide appropriate disclosure concerning this expected change.

In connection with our response to your comments, we acknowledge that:

¡	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

¡	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

¡	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

Laurent Gilhodes

Vice President, Corporate Accounting

Copy :

-      Jérôme Contamine, Executive Vice President Chief Financial Officer

-      John Felitti, Associate Vice President, Corporate Law, Finance & Securities Law

-      Sasha Parikh, SEC Staff Accountant